Exhibit 99.1

Paris, February 11, 2009

Sanofi-aventis Delivers 2008 Results Above Guidance

	FY 2008	% change	Q4 2008	% change

Comparable net sales*:	€27,568m	+3.7%	€7,089m	+3.6%

Adjusted net income excluding selected items[1]:	€7,186m	+3.2%	€1,627m	+13.9%

Adjusted EPS excluding selected ietms[1]:	€5.49	+6.2%	€1.25	+16.8%

In order to facilitate the understanding of the Group’s operational performance, we comment adjusted income statement excluding selected items1, a non-GAAP financial measure. 2008 fourth-quarter and full-year consolidated income statements are provided in appendix 4, as are details of adjustments and selected items. Consolidated net income for 2008 was €3,851 million, compared with €5,263 million in 2007, the decline being mainly due to an impairment charge of €1,485 million taken against intangible assets related to the acquisition of Aventis.

    2008 performance

EPS[2] growth at constant euro/dollar exchange rates above guidance (up 11.2% against guidance of around 9%)

Solid sales performance driven by Lantus® (up 27.7%), Taxotere® (up 13.2%), Lovenox® (up 10.6%), Plavix® (up 10.5%), Aprovel® (up 14.2%) and vaccines (up 9.6%)

Successful launch of Pentacel® and filing for approval of Multaq® and Ciltyri® in the United States and Europe

Growth ahead of the market in the United States, and double-digit growth in emerging markets and in Japan

Continued improvement in operating ratios

Net debt reduced to €1.8 billion

Proposed dividend of €2.20 per share, payable April 28, 2009

    2009 guidance

In 2009, sanofi-aventis expects growth in adjusted EPS excluding selected items[1] of at least 7% at constant exchange rates, barring major adverse events such as the launch of a generic of Lovenox® in the United States

    Transforming sanofi-aventis into a diversified global leader in healthcare

*	Unless otherwise indicated, all sales growth figures in this press release are stated on a comparable basis (see appendix 7 for a definition)
1	See appendix 7 for a definition of financial indicators, and pages 8 and 10 for details of selected items
2	Adjusted EPS excluding selected items

Sanofi-aventis www.sanofi-aventis.com Media Relations: Tel: +331 5377 4450 E-mail: MR@sanofi-aventis.com Investor Relations: Tel: +331 5377 4545 E-mail: IR@sanofi-aventis.com

Transforming sanofi-aventis

into a diversified global leader in healthcare

Sanofi-aventis has core strengths in the field of healthcare: a global presence, market leadership in vaccines, major biological products (such as Lovenox® and Lantus®) and a strong and long-established presence in emerging markets, not to mention a track record of adapting cost structures and a solid financial situation. But although these are solid foundations, we need to develop new growth platforms in light of the important challenges of patent expirations and declining R&D productivity facing the pharmaceutical industry. Our response to these challenges is an ambitious one: to deliver sustainable growth, we need to transform ourselves into a diversified global healthcare leader.

This is why we have initiated a wide-ranging transformation program, focusing on three key themes:

     Increasing innovation in Research & Development

We have begun a complete and objective review of our research portfolio, in order to reassess the allocation of resources. This review has already led to a rationalization of our portfolio and will be ongoing in the first half of 2009. In the future, we must focus our R&D strategy on key technologies and diseases to better serve the needs of patients. Our internal R&D division needs to be organized to maximize flexibility and innovation and a part of our existing resources in R&D should be reallocated to external collaborations. Finally, we are redefining the decision-making process in R&D to better integrate the commercial perspective and the scope for value creation. In the context of this transformation and the new environment, two positions have been created: Chief Medical Officer, who will attentively monitor the balance between benefit and risk in both marketed products and those in development; and the position of Scientific Advisor, who will contribute to the R&D decision-making process related to the portfolio and strategy, particularly in the creation of partnerships.

     Adapting our structures to meet the challenges of the future

We need to adapt our operating model, too focused today on traditional markets, to reflect the diversity of our activities and our geographical reach. Anticipation of future changes in volumes and analysis of growth opportunities will lead us to realign our industrial capacity. The simplification of our organizational structure and operational processes will translate into a reduction of our general and administrative costs.

     Exploring external growth opportunities

Our business development must be perfectly integrated in our overall strategy and translate into disciplined acquisitions and partnerships to build or strengthen platforms for long-term growth and create value for our shareholders. We have already taken first steps in this direction through our alliance with Regeneron, our acquisitions of Acambis plc and Symbion Consumer, and our bid for Zentiva. We are encouraging business development initiatives within operations in order to reinforce our regional approach. Our external research collaborations will be broadened so that we further develop creativity within R&D and deliver innovation to patients. The position of Chief Strategic Officer has been created at the Executive Committee level to achieve this integrated approach to strategy and business development.

This transformation program has already led to the rollout of a number of initiatives, the conclusions of which will be implemented from the summer of 2009.

Commenting on the objectives of the program, Chris Viehbacher, sanofi-aventis Chief Executive Officer, said: “Our ambition is to become a diversified global leader in healthcare, with one of the most productive R&D in the sector. Our objective is to deliver EPS growth ahead of current expectations of financial markets, while strengthening or building platforms for growth for 2012 and beyond.”

2008 fourth-quarter and full-year net sales

Unless otherwise indicated, all sales growth figures in this press release are stated on a comparable basis[1] (excluding the impact of exchange rate movements and changes in Group structure).

Sanofi-aventis generated fourth-quarter net sales of €7,089 million, up 3.6%. 2008 full-year sales rose by 3.7% to €27,568 million.

Pharmaceuticals

Fourth-quarter net sales for the Pharmaceuticals business were up 3.1% at €6,380 million, with the withdrawal of Acomplia® costing 0.5 of a point of growth over the quarter.

Full-year net sales for the Pharmaceuticals business were up 3.1% at €24,707 million. The impact of generics3 of Ambien IR® in the United States and of Eloxatin® in Europe pared around 2.2 points off growth.

€ million	Q4 2008 net sales	Change on a comparable basis	FY 2008 net sales	Change on a comparable basis
Lovenox®	749	+8.4%	2,738	+10.6%
Plavix®	660	+9.5%	2,616	+10.5%
Lantus®	705	+24.8%	2,450	+27.7%
Taxotere®	541	+12.2%	2,033	+13.2%
Eloxatin®	355	-5.1%	1,348	-5.7%
Aprovel®	304	+12.2%	1,202	+14.2%

  See appendix 2 for a geographical split of consolidated net sales by product.

Fourth-quarter net sales of Lovenox®, the leading low molecular weight heparin on the market, rose by 8.4% to €749 million. In the United States, the product reported growth of 7.2%. In Europe, after two quarters adversely affected by limited product availability (following the withdrawal of certain batches in which small quantities of an impurity were present), Lovenox® achieved double-digit growth in the fourth quarter of 11.1%, to €221 million. Over 2008 as a whole, net sales of the product were up 10.6% at €2,738 million.

Lantus®, the world’s leading insulin brand, was the biggest contributor to the Group’s top-line growth in 2008. The product achieved strong growth in all three regions: 30.8% in the United States, 16.3% in Europe and 46.2% in the “Other Countries” region. The new-generation Lantus®SoloSTAR® pen was a significant driver of sales growth in the United States. Our goal is to establish Lantus® as the leading anti-diabetic in the world by value.

In the fourth quarter, Taxotere® posted another fine performance, especially in the United States where net sales were up 16.9% at €208 million, driven by the product’s use in adjuvant breast cancer treatment and in prostate cancer. Full-year sales exceeded €2 billion for the first time in 2008 (€2,033 million), with double-digit growth in all three regions: 15.9% in the United States, 10.8% in Europe, and 13.8% in the “Other Countries” region.

3 Excluding net sales of Ambien IR® in the United States in Q1 2007 and Q1 2008, and of Eloxatin® in Europe in 2007 and 2008

Fourth-quarter net sales of the hypnotics Ambien CR® and Ambien IR® in the United States were $170 million and $24 million respectively. Over the full year, net sales of Ambien CR® totaled $681 million, and Ambien IR® posted net sales of $125 million. In Japan, Myslee®, the leading hypnotic on the market, again performed well: net sales (consolidated by sanofi-aventis since January 1, 2008) increased by 17.8% (to €49 million) in the fourth quarter and by 14.9% (to €142 million) over the full year.

In the United States, net sales of Eloxatin®, the leading cytotoxic agent in the colorectal cancer market as an adjuvant and in the metastatic phase, rose by 6.9% to €265 million in the fourth quarter and by 6.2% to €948 million over 2008 as a whole, driven by the adjuvant indication. In the “Other Countries” region, the product reported robust growth of 13.4% to €186 million.

Net sales of Acomplia®, which was withdrawn from the market in the fourth quarter, totaled € 72 million in 2008.

Worldwide presence1 of Plavix® / Iscover®

€ million	Q4 2008	Change on a comparable basis	FY 2008	Change on a comparable basis
Europe	457	+1.8%	1,833	+3.2%
United States	978	+11.6%	3,351	+21.1%
Other Countries	270	+19.5%	959	+22.0%
TOTAL	1,705	+9.9%	6,143	+15.3%

Full-year 2008 sales of Plavix® in the United States (consolidated by BMS) were sharply higher than in 2007, when sales were affected by competition from a generic version in the early part of the year. In Europe, the product’s 3.2% growth rate reflected competition from several clopidogrel besylates in the monotherapy segment since August in Germany, where the market share of Plavix®/Iscover® by volume remained around 75% in December (IMS Pharmatrend, week commencing December 22, 2008). In the “Other Countries” region, growth for Plavix® benefited from its success in Japan, where net sales reached €67 million in the fourth quarter of 2008 (vs. €33 million in the fourth quarter of 2007) and €182 million over 2008 as a whole (vs. €66 million in 2007).

Worldwide presence[1] of Aprovel®/Avapro®/Karvea®

€ million	Q4 2008	Change on a comparable basis	FY 2008	Change on a comparable basis
Europe	250	+9.2%	992	+8.8%
United States	140	+2.2%	499	+6.4%
Other Countries	120	+4.3%	475	+20.6%
TOTAL	510	+6.0%	1,966	+10.8%

Despite a very competitive environment, worldwide sales of Aprovel® achieved double-digit growth in 2008.

1  See appendix 7 for a definition of financial indicators

In September 2008, the Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion on the authorization of a generic of irbesartan as a monotherapy in Europe. However, the active ingredient of irbesartan is protected by a patent in the principal European countries until August 2012. In some countries (Spain, Portugal, Finland, Norway, and some Eastern European countries), irbesartan is not protected by this active ingredient patent, though other patents may be in force locally. Net sales of Aprovel® as a monotherapy in European countries not covered by the active ingredient patent were approximately €50 million in 2008.

Human Vaccines

Fourth-quarter consolidated net sales for the Human Vaccines business were up 8.9% at €709 million, with full-year growth reaching 9.6% at €2,861 million. In the United States, 2008 full-year net sales were up 9.7% at €1,683 million.

Net sales of influenza vaccines in 2008 rose 1.5% to €736 million. This increase includes the shipment during the second quarter of a batch of H5N1 vaccine to the U.S. Department of Health and Human Services worth $192.5 million (vs. $113 million in 2007). Fourth-quarter sales of influenza vaccines in the United States were down compared to previous year, as three-quarters of 2008 shipments were completed during the third quarter of the year.

Net sales of Menactra® (quadrivalent meningococcal meningitis vaccine) rose 7.9% in 2008 at €404 million.

Pentacel® -- the first 5-in-1 pediatric combination vaccine to protect against diphtheria, tetanus, pertussis, polio and haemophilus influenzae type b licensed in the United States— confirmed its success with strong sales uptake promptly after its launch in July 2008, reaching net sales of €56 million in the fourth quarter and €82 million in 2008.

Adacel® (adult and adolescent tetanus-diphtheria-pertussis booster) continued to perform very well in the United States, up 35.6% in the fourth quarter to €54 million and by 20.0% for the year, reaching €255 million.

Sales of Act-Hib® increased by 19.9% reaching €120 million in 2008, driven by the significant commercial and industrial effort to provide additional doses to the US market during competitor’s supply shortage combined with Act-Hib® launch in Japan in November 2008.

2008 sales growth was also driven by the uptake of Pentaxim® -- another 5-in-1 pediatric combo vaccine, which protects against diphtheria, tetanus, pertussis, polio and haemophilus influenzae type b -- in the “other countries” region.

€ million	Q4 2008 net sales	Change on a comparable basis	FY 2008 net sales	Change on a comparable basis
Polio/Pertussis/Hib Vaccines	219	+53.1%	768	+21.9%
Influenza Vaccines*	162	-32.5%	736	+1.5%
Meningitis/Pneumonia Vaccines	91	+3.4%	472	+7.0%
Adult Booster Vaccines	90	+25.0%	399	+8.1%
Travel & Other Endemics Vaccines	73	-3.9%	309	-1.6%
Other Vaccines	74	+131.3%	177	+34.1%
TOTAL	709	+8.9%	2,861	+9.6%
* Seasonal and pandemic influenza vaccines

A major event in 2008 was the acquisition of Acambis plc (finalized in September), which augmented our pipeline with new vaccine candidates.

Fourth-quarter sales at Sanofi Pasteur MSD (not consolidated by sanofi-aventis), the joint venture with Merck & Co in Western Europe, were down 7.5% on a reported basis at €348 million. Fourth quarter sales of Gardasil®, the first vaccine licensed in Europe against papillomavirus infection, a major cause of cervical cancer, fell by 20% to €128 million. Sanofi Pasteur MSD reached 2008 full-year sales of €1,272 million, an increase of 21.8% on a reported basis. Full-year net sales of Gardasil® were €584 million, compared with €342 million in 2007.

Net sales by geographic region

€ million	Q4 2008 net sales	Change on a comparable basis	FY 2008 net sales	Change on a comparable basis
Europe	3,006	-2.2%	12,096	-0.6%
United States	2,244	+7.2%	8,609	+5.4%
Other Countries	1,839	+9.8%	6,863	+10.1%
TOTAL	7,089	3.6%	27,568	3.7%

During 2008, sales in France and Germany weighed on net sales in Europe, which fell slightly (by 0.6%). The generifications4 of Eloxatin® (especially in France) pared around 1.3 points of growth in Europe. Since August 2008, sales of Plavix® in Germany have been affected by competition from several clopidogrel besylates in certain indications.

In the United States, sales growth resumed at a healthier pace in the last two quarters of 2008 after having been hampered by competition from generics of Ambien IR® in the first part of the year, due to particularly excellent performances from Lantus® and Taxotere®. Generics of Ambien IR® 5 cost 4.6 points of sales growth over 2008 as a whole.

Net sales in the “Other Countries” region during 2008 were lifted by a particularly strong performance in Japan (up 18.5% at €1,408 million), driven by the success of Plavix® (net sales reached €182 million in 2008 vs. €66 million in 2007 and Myslee® (net sales reached €142 million in 2008, up 14.9%)

[4]	Excluding net sales of Eloxatin® in Europe in 2007 and 2008
[5]	Excluding net sales of Ambien IR® in the United States in Q1 2007 and Q1 2008

2008 fourth-quarter financial results

Adjusted income statement excluding selected items1

Sanofi-aventis generated fourth-quarter net sales of €7,089 million, a rise of 3.6% on a comparable basis. The appreciation of the U.S. dollar against the euro meant that exchange rate movements had a favorable effect of 1.1 points, despite the impact of other currencies. Changes in Group structure had an unfavorable effect of 2.1 points, and included the discontinuation of commercialization of Copaxone® in the United States and Canada by sanofi-aventis in accordance with the agreements signed with Teva. On a reported basis, net sales rose by 2.6%.

Gross profit was up 5.2% at €5,529 million. Other revenues increased by 18.4%, benefiting from the impact of the rising dollar on royalties received on sales of Plavix® and Avapro® in the United States. The ratio of cost of sales to net sales improved by 1.2 points to 27.2%, reflecting to favorable foreign exchange effects and the discontinuation of commercialization of Copaxone® in North America.

Research and development expenses were €1,306 million, a rise of 2.8% (1.3% at constant exchange rates), and include the full cost of discontinuing trials on Acomplia® (€41 million). Selling and general expenses fell by 2.6% (-4.6% at constant exchange rates) to €1,945 million. The ratio of selling and general expenses to net sales improved by 1.5 points to 27.4%, reflecting our ongoing cost adaptation measures

Other current operating income and expenses showed a net expense of €24 million, against net income of €15 million in the comparable period of 2007. This item includes an improvement in net income from alliances (primarily on Copaxone®), but also additional provisions for environmental risks, mainly in the United States.

Operating income – current1 rose by 12.1% to €2,198 million. Excluding foreign exchange effects, the rise was 11.4%.

Net financial expenses totaled €122 million (vs. €28 million in the fourth quarter of 2007), mainly due to the impact of the evolution of the €/$ exchange rate on the hedging of dividends from our American subsidiaries to the parent company. Interest expense was little changed at €41 million, against €48 million in the fourth quarter of 2007.

The effective tax rate was 26.9%, reflecting the adjustment of the effective tax rate for the first 9 months of the year (29.6%) to align on the full-year effective rate (29.0%).

The share of profits from associates was up 23.6% at €220 million, with the share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance up 19.5% at €178 million.

Minority interests increased by 13.4% to €110 million. The share of pre-tax profits paid to BMS from territories managed by sanofi-aventis was up 10.4% at €106 million.

Adjusted net income excluding selected items1 was up 13.9% at €1,627 million.

Adjusted earnings per share (EPS) excluding selected items[1] was €1.25, 16.8% higher than the 2007 fourth-quarter figure of € 1.07.

1  See appendix 7 for definitions of financial indicators

Selected items (refer to the appendix 4)

After tax, selected items represented a net gain of €85 million in the fourth quarter of 2008 (versus a net gain of €33 million in the comparable period of 2007), comprising:

-	€327 million of restructuring costs related to the adaptation of industrial facilities in France and of the Group’s sales force;

-	€76 million of releases of provisions for litigation;

-

€115 million in tax effects on the selected items described above, plus €221 million of net gains arising from releases of provisions for and settlements of tax disputes in Europe, making a total of €336 million on the “Income tax expense” line.

Adjustments in the consolidated financial statements to reflect the application of purchase accounting to acquisitions, primarily that of Aventis (refer to the appendix 4)

2008 full-year financial results

Adjusted income statement excluding selected items1

Sanofi-aventis generated 2008 full-year net sales of €27,568 million, up 3.7% on a comparable basis. Foreign exchange movements had an unfavorable impact of 3.9 points, over 70% of which was related to the U.S. dollar. Changes in Group structure had an unfavorable effect of 1.5 points, primarily reflecting the discontinuation of commercialization of Copaxone® in North America from the second quarter. On a reported basis, net sales fell by 1.7%.

Gross profit was €21,482 million. Royalty income was up 8.1% at €1,249 million, driven by the performance of Plavix® in the United States and despite a negative impact of the US dollar over the year as a whole. The ratio of cost of sales to net sales improved by 0.4 of a point to 26.6%.

Research and development expenses totaled €4,575 million, up 0.8% (3.2% at constant exchange rates). Costs arising from the discontinuation of programs (primarily Acomplia®) had a negative effect of approximately one percentage point. Selling and general expenses were down 5.1% (-2.0% at constant exchange rates) at €7,168 million. The selective cost adaptation policy implemented since 2006 led to a further improvement of 0.9 of a point in the ratio of selling and general expenses to net sales, which fell to 26.0%.

Other current operating income and expenses showed net income of €203 million, versus net income of €276 million in 2007. In terms of alliances, income from Copaxone® more than offset lower income from other products (Actonel®, Allegra®, etc). Other factors explaining the year-on-year change in this item include lower gains on disposals, environmental provisions, and less favorable foreign exchange results.

Operating income – current1 was €9,762 million (up 0.9% on a reported basis, or 8.5% at constant exchange rates), and represented 35.4% of net sales – an improvement of 0.9 of a point relative to 2007.

Net financial expenses were €270 million, against €139 million in 2007. Interest expense on debt totaled €191 million, compared with €223 million in 2007. Financial foreign exchange brought a net charge of €74 million, versus a net gain of €87 million in 2007; this was mainly due to the impact of the differential in interest rates between the U.S. dollar and the euro on hedges of cash invested by our American subsidiaries.

The effective tax rate was 29.0%, compared with 30.6% in 2007, due in particular to tax rate cuts in Germany.

The share of profits from associates was up 17.1% at € 890 million, with the share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance 18.9% higher at €624 million. The contributions from Sanofi Pasteur MSD and Zentiva rose, while the Merial contribution fell due to adverse foreign exchange effects.

Minority interests were 5.3% higher at €441 million. The share of pre-tax profits paid to BMS from territories managed by sanofi-aventis was up 4.7% at €422 million.

Adjusted net income excluding selected items1 was up 3.2% at €7,186 million.

Adjusted earnings per share (EPS) excluding selected items [1] was €5.49, 6.2% higher than the 2007 figure of €5.17.

At a constant 2007 euro/dollar exchange rate, growth in adjusted earnings per share excluding selected items[1] was 11.2%, ahead of the guidance of around 9% issued by the company.

1  See appendix 7 for definitions of financial indicators

Selected items (refer to the appendix 4)

After tax, selected items represented a net expense of € 118 million in 2008 (versus a net gain of €149 million in 2007), comprising:

-	€585 million of restructuring costs, on the adaptation of industrial facilities in France and of the Group’s sales force;

-

€69 million of impairment losses, reflecting the discontinuation of the collaboration with Taiho on S-1 and the Data and Safety Monitoring Board (DSMB) recommendation on the TRIST trial evaluating Trovax® in kidney cancer;

-	€38 million in gains on the sale of the investment in Millennium;

-	€76 million of releases of provisions for litigation;

-

€201 million in tax effects on the selected items described above, plus €221 million of net gains arising from releases of provisions for and settlements of tax disputes in Europe, making a total of €422 million on the “Income tax expense” line.

Adjustments in the consolidated financial statements to reflect the application of purchase accounting to acquisitions, primarily that of Aventis (refer to the appendix 4)

Consolidated cash flow statement and balance sheet as at December 31, 2008 (refer to the appendices 5 and 6)

Operating cash flow before changes in working capital totaled €8,524 million in 2008, against €7,917 million in 2007.

The Group held working capital needs steady year on year.

Investing activities generated a net cash outflow of €2,154 million. Acquisitions of property, plant and equipment and intangible assets amounted to €1,606 million, mainly comprising investment in industrial and research facilities (€ 1,389 million) and contractual payments related to intangible rights (€217 million), the main item being the payment made under the agreement with Astellas on Myslee® signed in 2007. Acquisitions (€667 million) mainly comprised the purchase of shares in Acambis plc and Symbion Consumer. Proceeds from disposals net of taxes amounted to €123 million, mainly from the sale of the investment in Millennium.

After the dividend payout of €2,708 million and the purchase of 23.8 million treasury shares for €1,227 million (primarily at the end of the share repurchase program authorized by the Shareholders’ General Meeting of May 2007), net cash generated during 2008 was €2,450 million, enabling the Group to reduce net debt from €4,230 million at December 31, 2007 to €1,780 million at December 31, 2008. Gearing stood at 3.9% at December 31, 2008, compared with 9.5% at December 31, 2007.

Research and Development

A full review of our Research and Development portfolio has been initiated in order to reassess the allocation of resources and distribute them to the projects with the highest potential in the currently prevailing healthcare environment. Based on an initial evaluation, a number of projects have been discontinued either on the basis of an unsatisfactory benefit/risk ratio or inadequate additional clinical benefit, or because of the expected sub-optimal return on investment. This review will continue until April 2009. As of now, the R&D portfolio comprises 65 projects in clinical development, of which 27 are in phase III or have been submitted to health authorities for approval. The main events are:

An application for approval of Ciltyri® (eplivanserin) in the treatment of sleep disorders was submitted to the FDA and the EMEA during the fourth quarter of 2008 and accepted for filing.

Subsequent to the submission of the application of Multaq® mid 2008 in the EU and U.S. which granted a priority review, a FDA advisory committee is scheduled for March 18.

Numerous molecules and vaccines have recently entered phase IIa, phase IIb or phase III:

Phase III:

- the IMOJEVTM vaccine (Japanese encephalitis), for which the phase III study has started;

- the micro-injection influenza vaccine, which has entered phase III in the United States.

Phase IIb:

- the FAAH inhibitor SSR411298, in depression in the elderly;

- the Dengue vaccine for moderate to severe fever

- the ACAM-Cdiff (Clostridium difficile) vaccine, enters phase IIb after entering the portfolio in phase I via the acquisition of Acambis plc.

Phase IIa:

- the NHE3 inhibitor (AVE0657) in sleep apnea;

- the monoclonal antibody (AVE1642) in the treatment of breast cancer;

- ataciguat, a guanylate cyclase activator, in neuropathic pain;

- SAR97276 in the treatment of malaria;

- a therapeutic vaccine against melanoma;

- anti-rabies monoclonals (post-exposure prophylaxis).

The development of volinanserin (sleep disorders), satavaptan (dilutional hyponatremia and cirrhotic ascites), and SSR240600 (urge urinary incontinence) has been discontinued.

The development of some projects has been refocused. Larotaxel’s (XRP9881) development is ongoing for the treatment of second-line pancreatic cancer and bladder cancer, but it has been discontinued for the treatment of breast cancer.

The development of cabazitaxel (XRP6258) in prostate cancer is ongoing, but the project has been halted for metastatic breast cancer.

The development of celivarone was stopped in atrial fibrillation. Its future development will depend on the outcome of the Multaq® FDA Advisory Committee on March 18, 2009. The development of ataciguat has been discontinued in peripheral arterial disease. The product is still being developed for the treatment of neuropathic pain.

AVE5026 proceeds in phase III in the prevention of venous thromboembolic events in patients that require a hip or knee replacement or have undergone hip fracture surgery or abdominal surgery according to the original plans. Regarding the medical indications for AVE5026, it was decided to currently proceed only with those that target oncology patients.

Concerning Life Cycle Management, the combination of Plavix® with simvastatin and Plavix® with irbesartan will not be pursued. The Plavix® plus aspirin combination project has been discontinued in the United States, but will be re-submitted in Europe in 2009 and is still on track.

Based on recently published studies (ADVANCE, VADT, ACCORD) which suggest that a trial duration longer than 5 years may be necessary to determine the effect in the reduction of cardiovascular risk of intensive glucose management versus standard care, the ORIGIN Steering Committee recommended an extension of the Lantus ORIGIN study by approximately 2 years. This decision was endorsed by sanofi-aventis. The trial has enrolled 12,612 pre-diabetic and early type 2 diabetic patients, and the results are anticipated in 2012

Details of the Research & Development portfolio are provided in Appendix 8.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

2008 Full Year Results & Outlook Paris – February 11, 2009
9:30 (GMT +1) - Press Conference
Presentation of 2008 Full Year Results & Outlook followed by a Question & Answer session with the audience. The presentation will be in English with simultaneous translation available in French.
14:00 - 16:00 (GMT +1) - Presentation to the financial community

The presentation of 2008 Full Year Results & Outlook will be webcasted live on www.sanofi-aventis.com. The presentation, conducted in English with simultaneous translation in French, will include a Question & Answer session with the audience.

DIAL-IN NUMBERS
The presentation will also be available via the following numbers:
France	+33 (0)1 7200 1360
UK	+44 (0) 203 147 4744
USA	+1 866 928 6050
Access code	843754#

Appendices

List of appendices

Appendix 1:	2008 fourth-quarter and full-year consolidated net sales by product

Appendix 2:	2008 fourth-quarter and full-year consolidated net sales by geographic region and product

Appendix 3:	2008 fourth-quarter and full-year adjusted income statements excluding selected items

Appendix 4:	Reconciliation of adjusted income statement excluding selected items to adjusted income statement and consolidated income statement for fourth-quarter and full-year, 2008 and 2007

Appendix 5:	Simplified consolidated cash flow statement

Appendix 6:	Simplified consolidated balance sheet

Appendix 7:	Definition of non-GAAP financial indicators

Appendix 8:	Research and Development portfolio

Appendix 1: 2008 fourth-quarter and full-year consolidated net sales by product

€ million	Q4 2008 net sales	Change on a comparable basis	FY 2008 net sales	Change on a comparable basis
Lovenox®	749	+8.4%	2,738	+10.6%
Plavix®	660	+9.5%	2,616	+10.5%
Lantus®	705	+24.8%	2,450	+27.7%
Taxotere®	541	+12.2%	2,033	+13.2%
Eloxatin®	355	-5.1%	1,348	-5.7%
Aprovel®	304	+12.2%	1,202	+14.2%
Stilnox®/Ambien®/Ambien CR®/Myslee®	227	-8.1%	829	-34.1%
Of which Ambien CR®	130	-9,7%	475	-8,7%
Allegra®	174	+8.7%	688	+2.1%
Copaxone®	102	+20.0%	622	+19.6%
Tritace®	116	-39.6%	513	-30.1%
Amaryl®	106	-1.9%	387	-1.3%
Xatral®	84	-1.2%	331	+3.4%
Actonel®	83	+7.8%	330	+6.8%
Depakine®	85	+9.0%	329	+7.5%
Nasacort®	60	-14.3%	241	-12.0%
TOP 15	4,351	+6.4%	16,657	+5.2%
Rest of the Portfolio	2,029	-3.5%	8,050	-1.1%
Total Pharmaceuticals	6,380	+3.1%	24,707	+3.1%

Appendix 2: 2008 fourth-quarter and full-year consolidated net sales by geographic region and product

Pharma

Q4 2008 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other Countries	Change on a comparable basis
Lovenox®	221	+11.1%	447	+7.2%	81	+8.0%
Plavix®	428	3.4%	30(6)	-18.9%	202	+32.9%
Lantus®	191	+16.5%	435	+27.9%	79	+29.5%
Taxotere®	226	+9.7%	208	+16.9%	107	+9.2%
Eloxatin®	40	-49.4%	265	+6.9%	50	+6.4%
Aprovel®	233	+12.0%	-	-	71	+12.7%
Stilnox®/Ambien®/Ambien CR®/ Myslee®	21	0.0%	145	-15.7%	61	+13.0%
Allegra®	5	-37.5%	86	+10.3%	83	+12.2%
Copaxone®	99	+19.3%	-	-	3	50.0%
Tritace®	87	-40.8%	-	-	29	-35.6%
Amaryl®	24	-11.1%	2	-33.3%	80	+2.6%
Xatral®	32	-20.0%	37	+23.3%	15	0.0%
Actonel®	56	+12.0%	-	-	27	0.0%
Depakine®	55	+3.8%	-	-	30	+20.0%
Nasacort®	8	-11.1%	43	-17.3%	9	0.0%

FY 2008 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other Countries	Change on a comparable basis
Lovenox®	815	+8.1%	1,625	+11.7%	298	+12.0%
Plavix®	1,732	+3.5%	172(6)	+3.0%	712	+34.8%
Lantus®	713	+16.3%	1,452	+30.8%	285	+46.2%
Taxotere®	900	+10.8%	737	+15.9%	396	+13.8%
Eloxatin®	214	-42.6%	948	+6.2%	186	+13.4%
Aprovel®	910	+9.9%	-	-	292	+29.8%
Stilnox®/Ambien®/Ambien CR®/ Myslee®	82	-4.7%	547	-44.9%	200	+11.1%
Allegra®	39	-25.0%	333	-0.9%	316	+10.5%
Copaxone®	381	+18.3%	210	+19.3%	31	+40.9%
Tritace®	358	-29.4%	-	-	155	-31.4%
Amaryl®	100	-15.3%	6	-25.0%	281	+5.6%
Xatral®	148	-10.3%	119	+20.2%	64	+14.3%
Actonel®	220	+8.9%	-	-	110	+2.8%
Depakine®	219	+3.3%	-	-	110	+17.0%
Nasacort®	39	-9.3%	175	-13.8%	27	-3.6%

6 Sales of active ingredient to the American joint venture managed by BMS

Vaccines

Q4 2008 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other Countries	Change on a comparable basis
Polio/Pertussis/Hib Vaccines	37	-19.6%	101	+110.4%	81	+65.3%
Influenza Vaccines*	20	-16.7%	80	-51.5%	62	+21.6%
Meningitis/Pneumonia Vaccines	2	0.0%	70	-2.8%	19	+35.7%
Adult Booster Vaccines	15	+25.0%	68	+23.6%	7	+40.0%
Travel & Other Endemics Vaccines	6	-14.3%	16	-11.1%	51	0.0%
Other Vaccines	32	-	35	+45.8%	7	+75.0%
* Seasonal and pandemic influenza vaccines
FY 2008 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other Countries	Change on a comparable basis
Polio/Pertussis/Hib Vaccines	160	+20.3%	317	+36.6%	291	+9.8%
Influenza Vaccines*	94	-8.7%	459	+3.1%	183	+3.4%
Meningitis/Pneumonia Vaccines	11	-8.3%	400	7.0%	61	+10.9%
Adult Booster Vaccines	54	+22.7%	317	+5.7%	28	+12.0%
Travel & Other Endemics Vaccines	31	-3.1%	76	-8.4%	202	+1.5%
Other Vaccines	45	+181.3%	114	+14.0%	18	+12.5%

* Seasonal and pandemic influenza vaccines

Appendix 3: Adjusted income statements excluding selected items

Fourth-quarter income statement

€ million	Q4 2008	as % of net sales	Q4 2007	as % of net sales	% change
Net sales	7,089	100.0%	6,911	100.0%	2.6%
Other revenues	367	5.2%	310	4.5%	18.4%
Cost of sales	(1,927)	(27.2%)	(1,964)	(28.4%)	-1.9%
Gross profit	5,529	78.0%	5,257	76.1%	5.2%
Research and development expenses	(1,306)	(18.4%)	(1,271)	(18.4%)	2.8%
Selling and general expenses	(1,945)	(27.4%)	(1,996)	(28.9%)	-2.6%
Other current operating income/expenses	(24)		15
Amortization of intangibles	(56)		(45)
Operating income – current*	2,198	31.0%	1,960	28.4%	12.1%
Restructuring costs
Impairment of PP&E and intangibles
Gain/loss on disposals, and litigation
Operating income	2,198	31.0%	1,960	28.4%	12.1%
Financial expenses	(86)		(73)
Financial income	(36)		45
Income before tax and associates	2,076	29.3%	1,932	28.0%	7.5%
Income tax expense	(559)		(584)
Effective tax rate	26.9%		30.2%
Share of profit/loss of associates	220		178
Minority interests	(110)		(97)
Net income (after minority interests)	1,627	23.0%	1,429	20.7%	13.9%
Average number of shares outstanding (million)	1,305.1		1,335.3
Earnings per share (in euros)	1.25		1.07		+16.8%

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

Full-year income statement

€ million	FY 2008	as % of net sales	FY 2007	as % of net sales	% change
Net sales	27,568	100.0%	28,052	100.0%	-1.7%
Other revenues	1,249	4.5%	1,155	4.1%	8.1%
Cost of sales	(7,335)	(26.6%)	(7,571)	(27.0%)	-3.1%
Gross profit	21,482	77.9%	21,636	77.1%	-0.7%
Research and development expenses	(4,575)	(16.6%)	(4,537)	(16.2%)	0.8%
Selling and general expenses	(7,168)	(26.0%)	(7,554)	(26.9%)	-5.1%
Other current operating income/expenses	203		276
Amortization of intangibles	(180)		(143)
Operating income – current*	9,762	35.4%	9,678	34.5%	0.9%
Restructuring costs
Impairment of PP&E and intangibles
Gain/loss on disposals, and litigation
Operating income	9,762	35.4%	9,678	34.5%	0.9%
Financial expenses	(335)		(329)
Financial income	65		190
Income before tax and associates	9,492	34.4%	9,539	34.0%	-0.5%
Income tax expense	(2,755)		(2,919)
Effective tax rate	29.0%		30.6%
Share of profit/loss of associates	890		760
Minority interests	(441)		(419)
Net income (after minority interests)	7,186	26.1%	6,961	24.8%	3.2%
Average number of shares outstanding (million)	1,309.3		1,346.9
Earnings per share (in euros)	5.49		5.17		6.2%

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

Appendix 4: Reconciliation of adjusted income statement excluding selected items to adjusted income statement and consolidated income statement

2008 fourth-quarter income statement

€ million	Adjusted, excluding selected items	Selected items	Adjusted	Adjustments	Consolidated (IFRS)
Net sales	7,089		7,089		7,089
Other revenues	367		367		367
Cost of sales	(1,927)		(1,927)	(2)	(1,929)
Gross profit	5,529		5,529	(2)	5,527
Research and development expenses	(1,306)		(1,306)		(1,306)
Selling and general expenses	(1,945)		(1,945)		(1,945)
Other current operating income/expenses	(24)		(24)		(24)
Amortization of intangibles	(56)		(56)	(870)	(926)
Operating income – current*	2,198		2,198	(872)	1,326
Restructuring costs		(327)	(327)		(327)
Impairment of PP&E and intangibles				(1,428)	(1,428)
Gain/loss on disposals, and litigation		76	76		76
Operating income	2,198	(251)	1,947	(2,300)	(353)
Financial expenses	(86)		(86)		(86)
Financial income	(36)		(36)		(36)
Income before tax and associates	2,076	(251)	1,825	(2,300)	(475)
Income tax expense	(559)	336	(223)	788	565
Share of profit/loss of associates	220		220	(18)	202
Minority interests	(110)		(110)		(110)
2008 net income (after minority interests)	1,627	85	1,712	(1,530)	182
2007 net income (after minority interests)	1,429	33	1,462	(709)	753
Change 2008 vs. 2007 (%)	13.9%		17.1%

2008 earnings per share (in euros)**	1.25	0.06	1.31	(1.17)	0.14
2007 earnings per share (in euros)**	1.07	0.02	1.09	(0.53)	0.56
Change in EPS 2008 vs. 2007 (%)	16.8%		20.2%

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

** Based on an average number of shares outstanding of 1,305.1 million in the fourth quarter of 2008 and 1,335.3 million in the fourth quarter of 2007

2008 full-year income statement

€ million	Adjusted, excluding selected items	Selected items	Adjusted	Adjustments	Consolidated (IFRS)
Net sales	27,568		27,568		27,568
Other revenues	1,249		1,249		1,249
Cost of sales	(7,335)		(7,335)	(2)	(7,337)
Gross profit	21,482		21,482	(2)	21,480
Research and development expenses	(4,575)		(4,575)		(4,575)
Selling and general expenses	(7,168)		(7,168)		(7,168)
Other current operating income/expenses	203		203		203
Amortization of intangibles	(180)		(180)	(3,303)	(3,483)
Operating income – current*	9,762		9,762	(3,305)	6,457
Restructuring costs		(585)	(585)		(585)
Impairment of PP&E and intangibles		(69)	(69)	(1,485)	(1,554)
Gain/loss on disposals, and litigation		76	76		76
Operating income	9,762	(578)	9,184	(4,790)	4,394
Financial expenses	(335)		(335)		(335)
Financial income	65	38	103		103
Income before tax and associates	9,492	(540)	8,952	(4,790)	4,162
Income tax expense	(2,755)	422	(2,333)	1,651	(682)
Share of profit/loss of associates	890		890	(78)	812
Minority interests	(441)		(441)		(441)
2008 net income (after minority interests)	7,186	(118)	7,068	(3,217)	3,851
2007 net income (after minority interests)	6,961	149	7,110	(1,847)	5,263
Change 2008 vs. 2007 (%)	3.2%		-0.6%

2008 earnings per share (in euros)**	5.49	(0.09)	5.40	(2.46)	2.94
2007 earnings per share (in euros)**	5.17	0.11	5.28	(1.37)	3.91
Change in EPS 2008 vs. 2007 (%)	6.2%		2.3%

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

** Based on an average number of shares outstanding of 1,309.3 million in 2008 and 1,346.9 million in 2007

For a description of 2008 fourth-quarter and full-year selected items, see pages 8 and 10 respectively.

The material effects of the application of purchase accounting to acquisitions, primarily that of Aventis, on the consolidated income statement were as follows:

2008 – Fourth quarter

-	An amortization charge of €870 million against intangible assets. This adjustment has no cash impact on the Group.

-

Impairment losses of €1,428 million, mainly reflecting discontinuation of the development of larotaxel and XRP6258 in breast cancer (€1,175 million) and the settlement agreed with Barr relating to Nasacort® in November 2008. This adjustment has no cash impact on the Group.

-	Deferred taxes of €788 million generated by the €870 million amortization charge and the €1,428 million of impairment losses.

-	In “Share of profits/losses of associates”, a reversal of €18 million relating to the amortization of intangible assets, net of tax. This adjustment has no impact on the cash position of the Group.

2008 – Full year

-	An amortization charge of €3,303 million against intangible assets. This adjustment has no cash impact on the Group.

-

Impairment losses of €1,485 million, mainly reflecting discontinuation of the development of Larotaxel and XRP6258 in breast cancer (€1,175 million), the settlement agreed with Barr relating to Nasacort® in November 2008, and the discontinuation of ilepatril. This adjustment has no cash impact on the Group.

-	Deferred taxes of €1,651 million generated by the €3,303 million amortization charge and the €1,485 million of impairment losses.

-	In “Share of profits/losses of associates”, a reversal of €78 million relating to the amortization of intangible assets, net of tax. This adjustment has no cash impact on the Group.

2007 fourth-quarter income statement

€ million	Adjusted, excluding selected items	Selected items	Adjusted	Adjustments	Consolidated (IFRS)
Net sales	6,911		6,911		6,911
Other revenues	310		310		310
Cost of sales	(1,964)		(1,964)		(1,964)
Gross profit	5,257		5,257		5,257
Research and development expenses	(1,271)		(1,271)		(1,271)
Selling and general expenses	(1,996)		(1,996)		(1,996)
Other current operating income/expenses	15		15		15
Amortization of intangibles	(45)		(45)	(870)	(915)
Operating income – current*	1,960		1,960	(870)	1,090
Restructuring costs		(87)	(87)		(87)
Impairment of PP&E and intangibles				(63)	(63)
Gain/loss on disposals, and litigation
Operating income	1,960	(87)	1,873	(933)	940
Financial expenses	(73)		(73)		(73)
Financial income	45		45		45
Income before tax and associates	1,932	(87)	1,845	(933)	912
Income tax expense	(584)	120	(464)	347	(117)
Share of profit/loss of associates	178		178	(123)	55
Minority interests	(97)		(97)		(97)
2007 net income (after minority interests)	1,429	33	1,462	(709)	753
2007 earnings per share (in euros)**	1.07	0.02	1.09	(0.53)	0.56

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

** Based on an average number of shares outstanding of 1,335.3 million in the fourth quarter of 2007

2007 full-year income statement

€ million	Adjusted, excluding selected items	Selected items	Adjusted	Adjustments	Consolidated (IFRS)
Net sales	28,052		28,052		28,052
Other revenues	1,155		1,155		1,155
Cost of sales	(7,571)		(7,571)		(7,571)
Gross profit	21,636		21,636		21,636
Research and development expenses	(4,537)		(4,537)		(4,537)
Selling and general expenses	(7,554)		(7,554)		(7,554)
Other current operating income/expenses	276	(61)	215		215
Amortization of intangibles	(143)		(143)	(3,511)	(3,654)
Operating income – current*	9,678	(61)	9,617	(3,511)	6,106
Restructuring costs		(137)	(137)		(137)
Impairment of PP&E and intangibles				(58)	(58)
Gain/loss on disposals, and litigation
Operating income	9,678	(198)	9,480	(3,569)	5,911
Financial expenses	(329)		(329)		(329)
Financial income	190		190		190
Income before tax and associates	9,539	(198)	9,341	(3,569)	5,772
Income tax expense	(2,919)	347	(2,572)	1,885	(687)
Share of profit/loss of associates	760		760	(163)	597
Minority interests	(419)		(419)		(419)
2007 net income (after minority interests)	6,961	149	7,110	(1,847)	5,263
2007 earnings per share (in euros)**	5.17	0.11	5.28	(1.37)	3.91

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

** Based on an average number of shares outstanding of 1,346.9 million in 2007

Appendix 5: Simplified consolidated cash flow statement

€ million	2008	2007
Adjusted net income	7,068	7,110
Depreciation, amortization and impairment of property, plant & equipment and intangibles	1,195	1,095
Net gain/loss on disposals of non-current assets, net of tax	(45)	(64)
Other items	306	(224)
Operating cash flow before changes in working capital	8,524	7,917
Changes in working capital	(1)	(811)
Net cash provided by operating activities	8,523	7,106
Acquisitions of property, plant & equipment and intangibles	(1,606)	(1,610)
Acquisitions of investments, net of cash acquired	(667)	(435)
Proceeds from disposals of property, plant and equipment and intangibles (net of tax), and other items	119	329
Net cash used in investing activities	(2,154)	(1,716)
Issuance of sanofi-aventis shares	51	271
Proceeds from sale of own shares on exercise of stock options	6	23
Repurchase of own shares	(1,227)	(1,806)
Dividends	(2,708)	(2,373)
Other items	(41)	56
Change in net debt	2,450	1,561

Appendix 6: Simplified consolidated balance sheet

ASSETS € million	12/31/08	12/31/07	LIABILITIES & EQUITY € million	12/31/08	12/31/07
Property, plant and equipment	6,961	6,538	Equity attributable to equity-holders of the company	44,866	44,542

Intangible assets (including goodwill)	43,423	46,381	Minority interests	205	177

Non-current financial assets, investments in associates and deferred taxes	6,200	6,442	Total equity	45,071	44,719

			Long-term debt	4,173	3,734

Non-current assets	56,584	59,361	Provisions and other non-current liabilities	7,730	6,857

			Deferred tax liabilities	5,668	6,935
Inventories, accounts receivable and current financial assets	11,177	10,842	Non-current liabilities	17,571	17,526

Cash and cash equivalents	4,226	1,711	Accounts payable and other current liabilities	7,512	7,462

			Short-term debt	1,833	2,207

Current assets	15,403	12,553	Current liabilities	9,345	9,669

Total ASSETS	71,987	71,914	Total LIABILITIES & EQUITY	71,987	71,914

Appendix 7: Definitions of non-GAAP financial indicators

Comparable net sales

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

We exclude the impact of exchange rates by recalculating sales for the prior period on the basis of exchange rates used in the current period.

We exclude the impact of acquisitions:

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

for a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2007 fourth-quarter net sales to 2007 fourth-quarter comparable net sales, and of 2007 full-year net sales to 2007 full-year comparable net sales:

€ million	Q4 2007	FY 2007
Net sales	6,911	28,052
Impact of changes in Group structure	(139)	(393)
Impact of exchange rates	70	(1,083)
Comparable net sales	6,842	26,576

Worldwide presence of Plavix®/Iscover®, Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Operating income - current

We define “operating income – current” as operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

Adjusted net income (see appendix 3 for a detailed reconciliation)

We define “adjusted net income” as accounting net income after minority interests adjusted to exclude the material after-tax impacts of (i) the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. We believe that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

charges arising from the remeasurement of inventories at fair value, net of tax;

amortization/impairment expense generated by the remeasurement of intangible assets, net of tax;

any impairment of goodwill.

Adjusted net income excluding selected items

We define “selected items” as accounting items reflecting significant events occurring during the period that would alter a user’s understanding of our operational performance if they were not disclosed separately. Consequently, selected items are limited in number, unusual in nature, and involve significant amounts.

Selected items are primarily recorded in the following line items:

Restructuring costs

Restructuring costs include early retirement benefits, compensation for early termination of contracts, and rationalization costs relating to restructured sites. Asset impairment losses directly attributable to restructuring are also recorded on this line. Restructuring costs included on this line relate only to unusual and major restructuring plans.

Impairment of property, plant and equipment and intangibles

This line includes major impairment losses (other than those directly attributable to restructuring) on property, plant and equipment and intangibles, including goodwill. It also includes any reversals of such losses.

Gains and losses on disposals, and litigation

This line comprises gains and losses on major disposals of property, plant and equipment and intangible assets, and costs and provisions related to major litigation.

Income tax expense, as regards the effect of material tax disputes and any tax effects of other income or expenses that are treated as selected items.

Appendix 8: Research and Development Portfolio – Phase I through Submission

Phase I		Phase II		Phase III			Registration
AVE0897 Balanced PPAR a/g agonist T2 diabetes	SSR128428 Long-acting hexadecasaccharide; Indirect Xa/IIa inhibitor Thrombo-embolic diseases	celivarone (SSR149744) Antiarrhythmic agent Ventricular Arrhythmia	otamixaban (XRP0673) Direct Xa inhibitor ACS	Lantus® (insulin glargine) Reduction in CV morbidity & mortality	alvocidib Cyclin-dependent kinase inhibitor CLL	Actonel® (risedronate) Pediatric	Apidra® (insulin glulisine) SoloSTAR®, U.S.; Diabetes, Japan
SAR351034 PPAR d agonist T2 diabetes; Dyslipidemia	AVE0675 TLR9 agonist Asthma	AVE0657 NHE3 inhibitor Sleep apnea	ferroquine (SSR97193) Antimalarial Malaria	AVE0010 GLP1 agonist T2 diabetes	cabazitaxel (XRP6258) Taxoid, tubulin inhibitor Prostate K	Xatral® (alfuzosin) BPH, Japan; Pediatric	Lantus® (insulin glargine) Retinopathy labeling change, U.S.
SAR407899 Rho-kinase inhibitor Erectile dysfunction; neuropathic pain	SAR21609 TLR9 agonist Asthma; Respiratory tract viral infection	ataciguat (HMR1766) Guanylate cyclase activator Neuropathic pain	SAR97276 Antimalarial Malaria	AVE5530 Cholesterol absorption inhibitor Hypercholesterolemia	AVE8062 Vascular disrupting agent Sarcoma	HIV (Thailand) Vaccine Prevention of infection; Proof of concept	Multaq® (dronedarone) Antiarrhythmic agent – Atrial fibrillation
SSR125543 CRF1 antagonist Depression; anxiety	SAR389644 DP1 antagonist Asthma; Allergic rhinitis	SSR180575 PBR ligand Diabetic polyneuropathies	Dengue Vaccine Mild-to-severe Dengue Fever	Aprovel® (irbesartan) Atrial fibrillation	larotaxel (XRP9881) Taxoid, Tubulin inhibitor Pancreatic K, Bladder K	Adacel™ Vaccine DTP 4-6 years	Ciltyri® (eplivanserin) 5-HT2A antagonist Insomnia
SAR501788 PBR ligand Sensory & motor neuron degeneration	SAR153191 Anti-IL-6R mAb Rheumatoid Arthritis	nerispirdine (HP184) K+/Na+ channel blocker Multiple Sclerosis	DTP-HepB-Polio- Hib Vaccine	XRP0038 NV1FGF Critical Limb Ischemia (CLI)	xaliproden Neurotrophic Peripheral sensory neuropathies	Flu New formulation, U.S.	Fasturtec®/Elitek® (rasburicase) Malig./chemo-assoc. hyperuricemia, Japan; Hyperuricemia adult, U.S.
AVE0118 K+ channel blocker Obstructive sleep apnea (nasal route)	Flu Pandemia Vaccine Low Dose	AVE1625 CB1 antagonist Schizophrenia	ACAM-Cdiff Vaccine Prevention of C. difficile associated diarrhea	teriflunomide (HMR1726) Immunomodulator Multiple Sclerosis (monotherapy)	TroVax® (SAR109659) Renal Cancer	IMOJEV™ Japanese Encephalitis Vaccine Prevention of infection	Lovenox® (enoxaparin) VTE prevention in abdominal surgery, Japan
SSR103800 GLYT1 inhibitor Schizophrenia	ACAM-fluA Vaccine Broad protection against influenza A strains	SSR411298 FAAH inhibitor Depression	West Nile Vaccine Prevention of Disease	saredutant NK2 antagonist Depression in combination with SSRI	Lovenox® (enoxaparin) Pen	Flu Micro-injection, U.S.	Plavix® (clopidogrel bisulfate) Combo ASA, EU
SAR115740 TRPV1 antagonist Chronic inflammatory & neuropathic pain	Meninge ACYW conj – 2nd generation Vaccine Meningitis in infants	teriflunomide (HMR1726) Immunomodulator Multiple sclerosis (adjunct.)	Melanoma Tumor antigen administered through viral vector Treatment of stage III & IV	zolpidem MR Controlled Release Insomnia, Japan	Plavix® (clopidogrel bisulfate) AF; Pedi. extension; ACS high loading dose; Stent, Japan	Hexaxim™ DTP-HepB-Polio-Hib	Sculptra® (DL6049) Nasolabial fold wrinkles, U.S.
SAR3419 Maytansin-loaded anti- CD19 mAb Non-Hodgkin’s lymphoma	Pneumo Vaccine Meningitis & pneumonia in infants (Monovalent)	AVE1642 Anti-IGF-1R mAb Hormonal Sensitive Breast Cancer	Rabies mAb Post Exposure prophylaxis	Taxotere® (docetaxel) Pediatric	idrabiotaparinux Biotinylated long-acting pentasaccharide; Indirect Xa inhibitor Long-term treatment DVT/PE; AF	Unifive™ DTP-HepB-Hib	Allegra® (fexofenadine) ODT, Japan
SSR97225 Antimitotic agent	Tuberculosis Vaccine Prevention of disease		Flu Cell Culture Influenza Vaccine New production method	aflibercept (VEGF-Trap) Single: SMA; Combo:1st mProstate cancer; 2nd NSCLC, 2nd mCRC, 1st mPancreatic cancer	AVE5026 Indirect Xa/IIa inhibitor VTE prevent. in ortho, abdo. surgery, cancer patients	Pediacel® EU Vaccine DTP- Polio-Hib	Intanza™ Vaccine Influenza micro-injection New Delivery EU
						Menactra® Vaccine Infant / Toddler 9-12 months	Emerflu™ Vaccine Flu Pand EU H5N1 Egg